UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-211250
Commission File Number: 333-188368

Johnson & Johnson Savings Plan for Union Represented Employees

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
(732) 524-0400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests in the Johnson & Johnson Savings Plan for Union Represented Employees
(Title of each class of security covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None

Effective January 5, 2018, the Johnson & Johnson Savings Plan for Union Represented Employees (the “Union Plan”) was merged into the Johnson & Johnson Savings Plan (the “Savings Plan”), with the Savings Plan as the surviving plan. As a result, the Union Plan ceased to exist and the interests in the Union Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Pursuant to Rule 12h-3(b)(1)(i) this Form 15 is being file to reflect the suspension of the Union Plan’s duties to file reports under Section 15(d) of the Securities Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Savings Plan, as successor in interest to the Union Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JOHNSON & JOHNSON SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES (BY THE JOHNSON & JOHNSON SAVINGS PLAN, AS SUCCESSOR IN INTEREST TO THE UNION PLAN)

Date: June 25, 2019	By:	/s/ Warren Luther
	Name:	Warren Luther
	Title:	Member, Pension and Benefits Committee